Exhibit 99.1

July 10, 2018	TSX: GPR
For Immediate Release	NYSE American: GPL

NEWS RELEASE

GREAT PANTHER SILVER REPORTS SECOND QUARTER 2018 PRODUCTION RESULTS AND PROVIDES CORICANCHA UPDATE

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE American: GPL) (“Great Panther”; the “Company”) announces production results for the second quarter (“Q2”) 2018 from its two wholly-owned Mexican silver mining operations: the Guanajuato Mine Complex (“GMC”), which includes the San Ignacio Mine, and the Topia Mine in Durango.

Second Quarter 2018 Production Highlights (Compared to Second Quarter 2017)

•	Consolidated metal production decreased 9% to 1,002,169 silver equivalent ounces (“Ag eq oz”)
•	Silver production decreased 16% to 479,809 silver ounces (“Ag oz”)
•	Gold production decreased 1% to 5,492 gold ounces (“Au oz”)
•	Ore processed decreased 3% to 95,169 tonnes

“While production during the second quarter was somewhat lower than planned due to heavier than usual rainfall at our Guanajuato Mine Complex, we continue to expect to meet our production guidance for 2018”, stated James Bannantine, President & CEO. “In addition, we are very pleased with the positive results of our recently announced Preliminary Economic Assessment for the Coricancha Mine in Peru. We have now begun preparations for the Bulk Sample Program and look forward to providing further updates as we continue to advance the project.”

Consolidated Operations Summary	Q2 2018	Q2 2017	Change	Q2 2018	Q1 2018	Change
Ore processed (tonnes milled)	95,169	98,576	-3%	95,169	96,869	-2%
Metal production (Silver equivalent ounces)[1]	1,002,169	1,102,290	-9%	1,002,169	1,031,937	-3%
Silver production (ounces)	479,809	569,229	-16%	479,809	491,063	-2%
Gold production (ounces)	5,492	5,543	-1%	5,492	5,831	-6%
Lead production (tonnes)	480	405	18%	480	433	11%
Zinc production (tonnes)	528	638	-17%	528	533	-1%

(1)	Silver equivalent ounces were calculated using a 70:1 Au:Ag ratio, and ratios of 1:0.0559 and 1:0.0676 for the price/ounce of silver to price/pound of lead and zinc, respectively.

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Guanajuato Mine Complex

In Q2 2018, total metal production at the GMC was 643,432 Ag eq oz, which represents an 8% decrease compared to the previous quarter, and a 10% decrease compared to the same quarter in the previous year. The decreases are mainly attributed to lower tonnes milled and lower silver grades, partly offset by higher gold grades.

Tonnes milled in Q2 2018 were lower than the previous quarter and the same quarter in the previous year due to a combination of a temporary suspension of processing to ensure safety following heavy rainfall, and a higher proportion of harder ores from the San Ignacio mine, which reduced processing capacity. The San Ignacio mine accounted for 70% of the total ore processed at the GMC in Q2 2018, compared to 55% in Q2 2017 and 65% in the previous quarter.

The lower average grades were in part the result of lower tonnage mined from the Guanajuato mine, which has higher silver grades than the San Ignacio mine. In addition, the silver grades from the Guanajuato mine and the gold grades from the San Ignacio mine were affected by variability in the mineral resource.

During the quarter, 8,059 meters of exploration drilling were completed at the GMC, primarily focused on defining areas in the near-term mine plan.

GMC Operations Summary	Q2 2018	Q2 2017	Change	Q2 2018	Q1 2018	Change
Ore processed (tonnes milled)	77,014	80,535	-4%	77,014	78,919	-2%
Metal production (Silver equivalent ounces)[1]	643,432	715,423	-10%	643,432	695,909	-8%
Silver production (ounces)	276,654	348,130	-21%	276,654	304,863	-9%
Gold production (ounces)	5,240	5,247	0%	5,240	5,586	-6%
Ag grade (g/t)	127	150	-15%	127	135	-6%
Au grade (g/t)	2.40	2.32	3%	2.40	2.50	-4%
Ag recovery (%)	87.7%	89.5%	-2%	87.7%	88.8%	-1%
Au recovery (%)	88.2%	87.2%	1%	88.2%	88.0%	0%

(1) Silver equivalent ounces were calculated using a 70:1 Au:Ag ratio.

Topia Mine

Total metal production in Q2 2018 from the Topia Mine was 358,737 Ag eq oz, an increase of 7% over the previous quarter. The rise is attributed to higher silver grades due to the increased proportion of production from higher silver grade zones and improved metallurgical recoveries.

Compared to Q2 2017, total metal production on an Ag eq oz basis decreased 7%, as the comparative quarter reflected higher grades as a result of drawing down on higher grade ore stockpiles following the completion of a plant refurbishment and upgrade.

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Topia Operations Summary	Q2 2018	Q2 2017	Change	Q2 2018	Q1 2018	Change
Ore processed (tonnes milled)	18,155	18,041	1%	18,155	17,950	1%
Metal production (Silver equivalent ounces)[1]	358,737	386,867	-7%	358,737	336,027	7%
Silver production (ounces)	203,155	221,099	-8%	203,155	186,201	9%
Gold production (ounces)	253	296	-15%	253	244	3%
Lead production (tonnes)	480	405	18%	480	433	11%
Zinc production (tonnes)	528	638	-17%	528	533	-1%
Ag grade (g/t)	371	414	-11%	371	348	6%
Au grade (g/t)	0.69	0.74	-8%	0.69	0.74	-8%
Ag recovery (%)	93.9%	92.0%	2%	93.9%	92.7%	1%
Au recovery (%)	63.1%	68.6%	-8%	63.1%	57.1%	10%

(1)	Silver equivalent ounces were calculated using a 70:1 Au:Ag ratio, and ratios of 1:0.0559 and 1:0.0676 for the price/ounce of silver to price/pound of lead and zinc, respectively.

OUTLOOK

The Company is maintaining its 2018 production, cash cost and AISC guidance. It is cautioned that cash cost and AISC are very sensitive to the Mexican peso foreign exchange rate and metal prices through the computation of by-product credits.

Production and cash cost guidance	FY 2018 Guidance
Total silver equivalent ounces[1]	4,000,000 - 4,100,000
Cash cost[2]	$ 5.00 - $ 6.50
AISC[2]	$ 12.50 - $ 14.50
(1)	Silver equivalent ounces were calculated using a 70:1 Au:Ag ratio, and ratios of 1:0.0559 and 1:0.0676 for the price/ounce of silver to price/pound of lead and zinc, respectively.

(2)	Cash cost and AISC are non-GAAP measures. Refer to the "Non-GAAP Measures" section of the Company’s MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

The focus for 2018 continues to be on maintaining steady and efficient operations in Mexico, while advancing the Company’s Coricancha Mine in Peru to set a platform for production growth in 2019 and 2020. In May, the Company announced a positive Preliminary Economic Assessment (“PEA”) for the Coricancha Mine, which confirmed the potential for three million silver equivalent ounces of annual production. The Company is advancing the project with the initiation of a Bulk Sample Program and recently mobilized contractors to site.

The Company expects to file a Technical Report in respect of the PEA for the Coricancha Mine on SEDAR by July 13, 2018.

In addition, the Company continues to seek and evaluate additional acquisition opportunities to meet the Company’s growth objectives.

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The technical information contained in this news release has been reviewed and approved by Robert F. Brown, P. Eng., acting Vice President Exploration for the Company and the Qualified Person for the Guanajuato Mine Complex, the Topia Mine and the Coricancha Mine under the meaning of NI 43-101.

RELEASE OF SECOND QUARTER 2018 FINANCIAL RESULTS AND CONFERENCE CALL

The Company has scheduled the release of its second quarter 2018 financial results for Wednesday, August 1, 2018 after market close.

A conference call and webcast will be held on Thursday, August 2, 2018 at 11:00 a.m. Eastern Time (8:00 a.m. Pacific Time) to discuss the results. Mr. James Bannantine, President and CEO and Mr. Jim Zadra, CFO and Corporate Secretary will host the call.

Shareholders, analysts, investors and media are invited to join the live webcast and conference call by logging in or calling in five minutes prior to the start time.

Live webcast and registration:	www.greatpanther.com
U.S. & Canada Toll-Free:	1 888 599 8686
International Toll:	+1 323 994 2093
Conference ID:	9387135

A replay of the webcast will be available on the Webcasts section of the Company’s website approximately one hour after the conference call.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL. Great Panther's current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico: the Guanajuato Mine Complex and the Topia Mine. The Company is also advancing towards the restart of the Coricancha Mine in Peru with the initiation of a Bulk Sample Program following the completion of a positive Preliminary Economic Assessment in May 2018. The Company also continues to pursue the acquisition of additional mining operations or projects in the Americas.

James Bannantine

President & CEO

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CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements"). Such forward-looking statements may include, but are not limited to, the Company's production guidance and ability to meet its production guidance, expectations of cash cost and AISC, production and restart expectations for the Coricancha Mine, statements with respect to the findings of the PEA for Coricancha and, in particular, any other forward-looking statements made under the heading “Outlook” above. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political, permitting and environmental risks involving the Company's operations in foreign jurisdictions, technical and operational difficulties that may be encountered at the Company’s operations as well as with the reactivation of the Coricancha Mine, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, uncertainty in mineral resource estimation, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations or resource estimates, exploration results being indicative of future production of its properties, changes in project parameters, and other risks and uncertainties, including those described in the Company's Annual Information Form for the year ended December 31, 2017 and Material Change Reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov. There is no assurance that such forward looking statements will prove accurate; results may vary materially from such forward-looking statements; and there is no assurance that the Company will be able to identify and acquire additional projects or that any projects acquired will be successfully developed. Readers are cautioned not to place undue reliance on forward looking statements. The Company has no intention to update forward looking statements except as required by law.

For more information, please contact: Alex Heath Director, Investor Relations Toll Free: 1 888 355 1766 Tel: +1 604 638 8956 aheath@greatpanther.com www.greatpanther.com